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                                                        June 8, 2007




VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:        Mr. Karl Hiller, Branch Chief

                  Re: Response Submitted in the Matter of Husky Energy Inc.'s 40-F for Fiscal Year Ended December 31, 2006 (File No. 001-04307)

Ladies and Gentlemen:

                  On behalf of our client, Husky Energy Inc. ("HUSKY" or the "COMPANY") and in response to a comment letter dated May 25, 2007 (the "COMMENT LETTER") from the staff (the "STAFF") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "COMMISSION"), the Company has asked us to submit to you its responses to the Comment Letter (the "RESPONSES") relating to its annual report on Form 40-F for the fiscal year ended December 31, 2006. Attached as ANNEX A hereto, please find the Responses.

                  Please note that a letter to the Commission from the Company attached as ANNEX B hereto contains the required "Tandy" waiver and the other undertakings requested in the Comment Letter.

U.S. Securities and Exchange Commission                                       2


                  The contact information of the responsible representative at the Company is Mr. Geoff Barlow, Vice President and Chief Financial Officer, 707 8th Avenue S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

                  If the Staff wishes to discuss this letter or the attached documents, please contact me at (212) 373-3078.


                                                  Very truly yours,


                                                  /s/ Andrew J. Foley
                                                  -----------------------------
                                                  Andrew J. Foley

cc:      Geoff Barlow
         James R. Cook
            Husky Energy Inc.

                                                                        ANNEX A


                               Company Responses

                  The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company's responses to the Staff's comments are as follows:

1. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES,

WE NOTE YOU HAVE NOT COMPLIED WITH OUR PRIOR COMMENT IN OUR LETTER DATED AUGUST 4, 2006 IN YOUR CURRENT FORM 40-F. PLEASE DISCLOSE FUTURE PRODUCTION COSTS SEPARATE AS REQUIRED BY PARAGRAPH 30B OF SFAS 69, OR EXPLAIN TO US WHY NO REVISION IS NECESSARY.

IN ADDITION, PLEASE PRESENT SEPARATELY CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED CASH FLOWS RESULTING FROM CHANGES IN ESTIMATED DEVELOPMENT COSTS TO THE EXTENT THIS SOURCE OF CHANGE IS INDIVIDUALLY SIGNIFICANT. REFER TO PARAGRAPH 33 OF SFAS 69 FOR ADDITIONAL GUIDANCE.

Response to Comment 1

                  The Company has determined that the future development costs for the periods presented in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (the "Standardized Measure") filed in its 2006 Form 40-F are not significant and do not require separate presentation.

                  During the periods presented, both production costs and future development costs exhibit similar information about the factors that affected the calculation of the Standardized Measure. The majority (94%) of the Company's future development costs are in respect of proved reserves that are associated with numerous properties widely distributed over several million acres throughout the Western Canada Sedimentary Basin and as a result tend to have similar characteristics as production costs. In addition, production costs and future development costs have the same temporal characteristics as they are both spent throughout the life of the proved reserves. In each year presented, in addition to the development of proved undeveloped reserves, future developed costs involve undertaking work similar to production costs, including workovers, recompletions and other production enhancements and are, therefore, essentially indistinguishable from production costs except for a benefit derived from the time value of money.

                  Similarly, in respect of changes in future development costs,
the  Company  has  determined   that  during  the  periods   presented  in  the
Standardized Measure these costs have not fluctuated significantly.

                  An attached Exhibit 1 provides a quantitative analysis of the Company's future production and development costs.

                  The Company will, in future filings of the Form 40-F, present future production costs and future development costs separately if they demonstrate significant differences.

2.   CONTROLS AND PROCEDURES

WE NOTE YOU STATE THAT YOUR EXECUTIVE EVALUATED THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND CONCLUDED ON THEIR EFFECTIVENESS AS OF DECEMBER 1, 2006. PLEASE COMPLY WITH GENERAL INSTRUCTION B(6) OF FORM 40-F WHICH REQUIRES YOU TO DISCLOSE THE CONCLUSIONS REACHED BY YOUR EXECUTIVE REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT.

Response to Comment 2

                  The Company has determined that the date in question was a typographical error and was intended to be December 31, 2006, as indicated on page (ii) "Controls and Procedures" of the 2006 Form 40-F. The Company also notes that the date is correct in related disclosure regarding disclosure controls and procedures in its underlying Management's Discussion and Analysis. The Company will, in all future filings, change the wording to read "as of the end of the period covered by the report" and requests that it not be required to file an amendment to the 2006 Form 40-F to correct this typographical error.

                                                                      Exhibit 1
                                                                      ---------


Total future production and development costs at December 31, 2006 were as follows:

($ billions)                      FUTURE PRODUCTION  FUTURE DEVELOPMENT   TOTAL
                                  -----------------  ------------------   -----
Western Canada Sedimentary Basin        $ 8.9              $3.2           $12.1
Oil Sands                                 0.8               0.0             0.8
Offshore East Coast                       1.2               0.2             1.4
International                             0.2               0.0             0.2
                                        $11.1              $3.4           $14.5
                                        =====              ====           =====

      Proved reserves in the Western Canada Sedimentary Basin (WCSB) accounted for 80% of future production costs and 94% of future development costs.

PROVED DEVELOPED RESERVES

      Of the $3.2 billion of future development costs in respect of the WCSB, $1.6 billion was associated with proved developed reserves and was for production decline management. These activities involve workovers, recompletions and other production optimization work. These costs are capital by virtue of the additional benefit of accelerating production that would otherwise be produced, but at a later date. Thus, but for the time value of money, these costs would be production costs. In addition, like production costs these costs are estimated to be incurred throughout the production life of the proved developed reserves. In the next 20 years of production of the proved developed reserves, estimated future development costs average $52 million per annum, leaving $514 million to be incurred over the remaining 41 years of the production life of the proved developed reserves. The net present value at 10% of the $1.6 billion of future development costs associated with proved developed reserves was $0.6 billion or 38% of the undiscounted amount, compared with the net present value at 10% of future production costs, which, at $4.7 billion, was 53% of the undiscounted amount. Thus the $1.6 billion of future development cost associated with proved developed reserves were more like future production costs than future development costs in the Standardized Measure as set forth by FAS 69.

PROVED UNDEVELOPED RESERVES

      The remaining $1.6 billion of future development costs were in respect of proved undeveloped reserves in the WCSB and, for the first five years, were to gain access to undeveloped reserves, followed by production decline management for these now proved developed reserves. During the first five years the future development costs related to the development of proved undeveloped reserves amounted to $1.5 billion or 94% of the total future development costs related to proved undeveloped reserves or 44% of the total future development capital related to proved reserves in the WCSB. The net present value at 10% of the $1.6 billion of future development costs associated with proved undeveloped reserves was $1.3 billion or 81% of the undiscounted amount, compared with 38% for future development costs associated with proved developed reserves. Thus the $1.5 billion in costs are future development costs, as set forth by FAS 69, and the remaining $100 million are sustaining costs (i.e., are for workovers, recompletions and other production optimization work) that are like future development costs associated with proved developed reserves

                                                                        ANNEX B



HUSKY ENERGY
===============================================================================
707 8th Avenue S.W.                                         Bus: (403) 298-6111
Box 6525, Station D                                         Fax: (403) 298-7464
Calgary, Alberta, Canada
T2P 3G7



                                                    June 8, 2007



U.S. Securities and Exchange Commission
Division of Corporate Finance
1OO F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Karl Hillier, Branch Chief

         Re: Response Submitted in the Matter of Husky Energy Inc.'s 40-F for Fiscal Year Ended December 31, 2006 (File 001-04307)

Ladies and Gentlemen:

         On behalf of Husky Energy Inc. (the "Company"), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the year ended December 31, 2006 (the "Filing");

2. comments by the staff ("Staff") of the Securities and Exchange Commission ("Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Yours very truly,


                                     /s/ Geoff Barlow

                                     Geoff Barlow
                                     Vice President and Chief Financial Officer